Filed by Invitrogen Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Applera Corporation

Commission File No.: 001-04389

Ion Executive Leadership Team Voicemail Recording

Hello. This is Greg Lucier.

Today we announced an agreement with ABI to create a global leader in biotechnology reagents and systems, uniquely positioned to accelerate and drive new discoveries and commercial applications. As leaders of the company, you will likely be asked a lot of questions about this transaction. At 7:30 am Pacific Time today, we will have an Extended Leadership Team meeting to provide you with more information. You will receive a meeting request for that as well as a communication toolkit to help you in communicating this news throughout your organizations. It is my expectation that you share this information with your teams within the next week to ensure that they understand the transaction. We’ll be posting communications about this transaction on Disco, our intranet site, as well as on our external website. I also hope to make it out to many of our sites in the coming months to hear your thoughts and share my enthusiasm about this exciting strategic combination.

Our new company combines the industry’s premier consumables provider with the industry’s premier systems provider, and we expect to generate greater than 70% of our revenue from consumables and services. With highly recognizable brands in core structural and functional genomics, proteomics and mass spectrometry, as well as cell analysis and culture reagents, we believe the combined company will be well positioned to compete on the leading edge of the life science industry today and in the future.

Both Invitrogen and ABI have exceptional teams of talented and experienced employees. Our combined company will have approximately 3,000 sales and service employees and serve customers in more than 100 countries worldwide. Also, as we move forward and grow together, we intend to maintain our focus on innovation with best-in-class product offerings and technologies that have made us industry leaders.

We are targeting to close the transaction in the fall of 2008. In the interim, Invitrogen and ABI remain separate companies and it will be business as usual. We will of course make every effort to keep you informed as we progress through the approval process.

It goes without saying that I believe this transaction is great for all of us and I want to thank you all for your hard work and support. Your dedication has made Ion the great company it is today. I am confident that our future with ABI is even brighter.

FORWARD-LOOKING STATEMENTS

Certain statements contained herein are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and Invitrogen and Applera intend that such forward-looking statements be subject to the safe harbor created thereby. Forward-looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of the Applied Biosystems Group of Applera, Invitrogen and the combined company. Such forward-looking statements include, but are not limited to, statements relating to financial projections, including revenue and pro forma EPS projections; success in acquired businesses, including cost and revenue synergies; development and increased flow of new products; leveraging technology and personnel; advanced opportunities and efficiencies; opportunities for growth; and expectations of prospective new standards, new delivery platforms, and new selling specialization and effectiveness. A number of the matters discussed herein that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Invitrogen and Applera, combined operating and financial data, future research and development plans and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: the failure to realize capital and operating expense synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the stockholders of Invitrogen and Applera and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Invitrogen’s and Applera’s respective reports filed with the SEC, including Invitrogen’s annual report on Form 10-K for the year ended

December 31, 2007 and quarterly report on Form 10-Q for the quarter ended March 31, 2008 and Applera’s annual report on Form 10-K for the year ended June 30, 2007 and quarterly reports on Form 10-Q for the quarters ended September 30, 2007, December 31, 2007 and March 31, 2008, as such reports may have been amended. This document speaks only as of its date, and Invitrogen and Applera each disclaims any duty to update the information herein.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This announcement is being made pursuant to and in compliance with Rules 165 and 425 of the Securities Act of 1933 and does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. In connection with the proposed transaction, Invitrogen and Applera expect to file a proxy statement/prospectus as part of a registration statement on Form S-4 regarding the proposed transaction with the Securities and Exchange Commission, or SEC. Investors and security holders are urged to read the proxy statement/prospectus because it will contain important information about Invitrogen and Applied Biosystems and the proposed transaction. The final joint proxy statement/prospectus will be mailed to shareholders of Invitrogen and Applera’s Applied Biosytems Group. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents when filed with the SEC at the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of charge from Invitrogen by directing such requests to: Invitrogen Corporation, Attention: Investor Relations 5791 Van Allen Way, Carlsbad, CA 92008, or from Applied Biosystems by directing such requests to: Applied Biosystems, Attention: Investor Relations 850 Lincoln Center Drive, Foster City, CA 94404.

PARTICIPANTS IN THE SOLICITATION

Invitrogen and Applera and their respective directors, executive officers and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information concerning all of the participants in the solicitation will be included in the proxy statement relating to the proposed merger when it becomes available. Each of these documents is, or will be, available free of charge at the Securities and Exchange Commission’s Web site at http://www.sec.gov and from Invitrogen Investor Relations, telephone: 760-603-7200 or on Invitrogen’s website at http://www.invitrogen.com or Applied Biosystems’s website: at http://www.appliedbiosystems.com.